July 6, 2007
Via EDGAR and Courier
Elaine Wolff
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Local.com Corporation Registration Statement on Form S-3; File No. 333-141890
Dear Ms. Wolff:
We hereby respond to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced Form S-3 of Local.com Corporation (the “Company”) received on July 5, 2007. The Staff provided oral comment that the Company should add the Company’s prior responses to comments 1, 2, 7 and 11 from the Company’s comment response letter dated May 15, 2007 to the above referenced Form S-3.
The Company has filed, via EDGAR, an amendment number 2 to the above referenced registration statement (the “Amendment”) as well as this letter (tagged correspondence). For your convenience, we are sending you a copy of this letter.
In accordance with the Staff’s comments we have included the following:
•	the response to prior comment 1 on page 15 of the prospectus;

•	the response to prior comment 2 on page 15 of the prospectus;

•	the response to prior comment 7 on page 15 of the prospectus; and

•	the response to prior comment 11 on page 14 of the prospectus.
Should you have any questions regarding this response, please contact the undersigned at (949) 789-5214.

Respectfully submitted,
/s/ Douglas S. Norman

Douglas S. Norman Chief Financial Officer